                          RED GIANT ENTERTAINMENT, INC.
                            614 E. Hwy. 50, Suite 235
                               Clermont, FL 34711

October 31, 2013

Mr. Justin Dobbie
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

     RE: Red Giant Entertainment, Inc. (the "Company")
         Amendment No. 3 to Form 8-K
         Filed September 20, 2013
         File No. 001-34039

Dear Mr. Dobbie:

Reference is made to the letter dated October 17, 2013 (the "Comment Letter")
of the staff (the "Staff") of the Securities and Exchange Commission (the
"Commission") relating to the Company's Amendment No. 3 to Form 8-K referenced above (the "Form 8-K"). The Company has prepared the following responses describing the general action(s) taken regarding each of the Staff's comments.
The following numbers herein are coordinated to the comment number in the
Comment Letter. In addition, the Company is concurrently filing an Amendment No.
4 to the Form 8-K to reflect these changes.

Overview, page 6

     1.   No statement re: $91,972 in aggregate revenues was given in the
          Overview; such disclosure was given in the Company's MD&A with reference to financials. The Company revised the Overview to disclose that the bulk of its revenues have historically come from paid book sales, but paid book sales are not expected to be the focus of its operations, as discussed in the Overview. The Company has revised its
          MD&A to disclose amounts received through its three primary revenue sources and added disclosure describing the creative services provided.

          As disclosed in the Company's financial statements, the Company receives revenues from advertisements placed on its corporate website through ProjectWonderful.com ("Project Wonderful") under Project
          Wonderful's standard terms of service located at Project Wonderful's website in addition to revenues through the Company's Keenspot websites. Disclosure re: the Company's arrangement with Project
          Wonderful was added under the "Overview" and "Products and
          Services--Advertising," along with a reference the Exhibit 10.3.

     2.   The Company has revised its MD&A to clarify that although it planned to consider seeking financing opportunities that may, but need not, include selling additional equity, it had no specific plan and had not calculated the amount of funds necessary to accomplish its business goals as of June 18, 2013 as it intended to fund its operations through its revenues.
Red Giant Entertainment, Inc.
SEC Response Letter

     3.   No reference to the $29,250 cost of development was given in this section. As stated in the Company's last response, the Company deleted valuation of the internally developed graphic novel artwork as of June
          6, 2012. Per your request, the Company has inserted the valuation of such artwork less amortization as of May 31, 2012. The Company notes again that disclosure of the $29,250 valuation at the time Powell contributed the artwork is not relevant to this section, particularly as the artwork has been amortized over time and continues to be amortized. The Company notes again that a description of the artwork's initial value, the basis for such valuation, as well as its amortization and value as of May 31, 2012 is included as Note 5 to
          Exhibit 10.3, as was already cited.

     4.   The Company clarified that it had an oral agreement with Active Media and has disclosed the material terms of that agreement, as well as amounts paid to Active Media in 2011 under "Certain Relationship and
          Related Transactions" under "Executive Compensation." As disclosed, an approximate value for this agreement going forward cannot accurately be estimated as it depends on (i) whether the Company chooses to use
          Active Media for its printing needs; (ii) the amount of its printing needs; and (iii) factors affecting Active Media's costs of printing.
          In its future filings, the Company will disclose the amount actually paid to Active Media in each year for this agreement. No written agreement had been filed because no written agreement existed as of
          June 18, 2012. Subsequent to June 18, 2012, the oral agreement was reduced to writing, and such written agreement will be filed with the
          Company's Annual Report on Form 10-K for the fiscal year ended August
          31, 2013.

     5.   As previously disclosed, many of the Company's plans are aspirational.
          The Company had not established a timeline to reflect the anticipated plan of operations and had not established any anticipated operational milestones as of June 18, 2012. Any material steps to accomplish the
          Company's business goals are discussed under the relevant heading. The
          Company has also added disclosure that its titles as of June 18, 2012 were geared towards the young-adult market, but that it expects its lineup of titles to eventually include titles geared to all ages.

     6.   As of June 18, 2012, the Company had sold comic book products in print form directly, whether through its websites or at conventions, at prices ranging from $14.95 to $49.95. As already disclosed, however,
          Company anticipates offering its titles at no charge, and while the
          Company may offer its titles on a subscription basis on the Internet or in print form, the pricing for paid products will vary considerably based on page count and on other factors such as type of cover and binding. As stated in the Company's previous response, given the aspirational nature of the anticipated plan of operations and the unavailability of the safe harbor under the Private Securities
          Litigation Reform Act of 1995, the Company believes that the disclosure of estimated or projected costs or pricing as of June 18,
          2012 would not materially aid investors and may even mislead investors.
Red Giant Entertainment, Inc.
SEC Response Letter

Creative and Production Process, page 8

     7.   The Company has revised its disclosure to clarify that "contractors"
          referred to "freelance artists."

Collected Book Distribution, page 8

     8.   The Company has clarified the disclosure to indicate that the issues collected into our Collected Book line are issues previously published as part of the Company's Mass Market book line. The Company has also clarified that the Company currently has only four monthly titles and one quarterly title planned. The statement in the Mass Market Book
          Distribution Section re: "32 pages of content, two to four pages for editorial" etc. describes the format of the titles for the Mass Market
          Book Line (i.e., 32+[2 to 4]+[up to 30] = 64 pages, with three cover pages for advertising and one front cover page (i.e., four-page cover)).

Electronic Book Distribution, page 8

     9.   The Company has split out advertising into a separate subsection and added a statement that the rates paid by advertising are based upon bids by advertisers. A reference to Note 1 of Exhibit 10.3 was also added. As the Company does not determine the rate of advertisement, and has no control over the bids, the Company cannot know what range of rates will be charged. The Company has recently located a written agreement between Benny Powell and Keenspot that is the basis of the
          Company's current relationship with Keenspot, and is filing that agreement as Exhibit 10.4 to the Form 8-K.

Employees, page 15

     10.  The Form 8-K discloses in three places that Mr. Powell controls Active
          Media, including in the section entitled "Certain Relationships and
          Related Transactions," as revised, and has inserted a reference to such section under "Employees." The Company has added new risk factor
          10 re: conflicts of interest. The Company's agreement with Active
          Media, as discussed under the revised "Certain Relationships and
          Related Transactions," is non-exclusive and provides for Active Media to provide print services for the Company at near cost prices.

     11.  The Company has added disclosure that Mr. Powell has spent substantially all of his time on the Company. The Company included conflicts related to allocation of Mr. Powell's time in new risk factor 10.

Financial Statements and Exhibits, page 25

General

     12.  The Company has corresponded with the auditors for the December 31,
          2011 audited financial statements (the "Audited Financials") regarding revisions to the Audited Financials. The Company will follow up with
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Red Giant Entertainment, Inc.
SEC Response Letter

          the auditors to resolve any outstanding issues and re-file the Audited
          Financials with the requested changes along with the changes when requested below the Audited Financials as revised are available.

Exhibit 10.2 - December 31, 2011 Audited Financial Statements of Red Giant

     13.  The Company (i) revised the disclosures under "Recently Issued
          Accounting Pronouncements" to clarify that the FASB issued ASU No.
          2010-17 and ASU No. 2010-06, respectively, rather than the previous disclosure of ASU No. 2011-17 and ASU No. 2011-06, respectively; (ii)
          renamed the "fixed assets" heading to "intangible assets"; (iii)
          revised the statements of operations to separately disclose the amount or revenue from books and the revenue from creative services and advertising, along with the separate amount of cost of sales for each;
          and (iv) revised the discussion re: Keenspot revenue recognition to describe what is meant by "earned on a net 90 basis" and to describe the measurement basis of cost per thousand and has asked the auditors to approve such change, and requested the auditors to approve such change. See Response 12.

Exhibit 10.3 - May 31.2012 Unaudited Interim Financial Statements of Red Giant
General

Statements of Operations

     14.  The Company revised its Statement of Operations to separately disclose the amount or revenue from books and the revenue from creative services and advertising, along with the separate amount of cost of sales for each. No breakdown of revenues and costs of sales is available for the five months ended May 31, 2011.

Thank you for your continued review of the Form 8-K. Please advise if you have any further comments.

Very truly yours,

Red Giant Entertainment, Inc.

/s/ Benny Powell
-------------------------------
By: Benny Powell
Its: Chief Executive Officer